UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 3, 2015

ANTHEM, INC.

(Exact name of registrant as specified in its charter)

Indiana	001-16751	35-2145715
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

120 Monument Circle

Indianapolis, IN 46204

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (317) 488-6000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.07 Submission of Matters to a Vote of Security Holders.

On December 3, 2015, Anthem, Inc. (“Anthem”) held a special meeting of shareholders (the “Special Meeting”). The voting results are as follows:

1.	Approval of the Issuance of Shares of Anthem Common Stock (“Proposal 1”). Anthem’s shareholders approved the issuance of Anthem common stock to Cigna Corporation (“Cigna”) shareholders in the merger between Anthem Merger Sub Corp. and Cigna pursuant to the Agreement and Plan of Merger, dated as of July 23, 2015, among Anthem, Anthem Merger Sub Corp. and Cigna, as it may be amended from time to time. The following were the tabulated votes “For” and “Against” this proposal, as well as the number of “Abstentions”:

For	Against	Abstain
208,687,202	1,077,817	1,217,269

2.	Approval of Adjournment of the Special Meeting (“Proposal 2”). Because a quorum was present at the Special Meeting and Proposal 1 received the affirmative vote of a majority of votes cast at the Special Meeting, the vote on Proposal 2 to approve the adjournment of the Special Meeting to solicit additional proxies was not called.

Section 8 – Other Events

Item 8.01 Other Events.

On December 3, 2015, Anthem issued a press release announcing the results of the vote at the Special Meeting. A copy of the press release is furnished as Exhibit 99.1 to this report.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Exhibit

99.1	Press Release dated December 3, 2015 announcing the results of the shareholder vote at the Special Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 3, 2015

ANTHEM, INC.

By:	/s/ Kathleen S. Kiefer
Name:	Kathleen S. Kiefer
Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated December 3, 2015 announcing the results of the shareholder vote at the Special Meeting.